Exhibit 99.1

2019 Consolidated Financial Statements

With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors of Chevron Phillips Chemical Company LLC
We have audited the accompanying consolidated financial statements of Chevron Phillips Chemical Company LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chevron Phillips Chemical Company LLC at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Adoption of ASU 2016-02, Leases
As discussed in Note 3 to the consolidated financial statements, the Company adopted ASU No. 2016-02, “Leases” effective January 1, 2019. Our opinion is not modified with respect to this matter.
/s/ Ernst & Young LLP
Houston, Texas
February 18, 2020

Chevron Phillips Chemical Company LLC
Consolidated Statement of Comprehensive Income

	Years ended December 31
Millions of Dollars	2019	2018	2017
Revenues and Other Income
Sales and other operating revenues	$9,333	11,310	9,063
Equity in income of affiliates	420	653	510
Other income	8	37	49
Total Revenues and Other Income	9,761	12,000	9,622
Costs and Expenses
Cost of goods sold	6,969	8,926	7,321
Selling, general and administrative	834	826	746
Research and development	60	60	59
Total Costs and Expenses	7,863	9,812	8,126
Income Before Interest and Taxes	1,898	2,188	1,496
Interest income	7	11	8
Interest expense	79	62	—
Income Before Taxes	1,826	2,137	1,504
Income tax expense	66	68	58
Net Income	1,760	2,069	1,446

Other Comprehensive Income (Loss)
Foreign currency translation	(8)	(21)	53
Pension and other postretirement benefits	(43)	43	23
Total Other Comprehensive Income (Loss)	(51)	22	76
Comprehensive Income	$1,709	2,091	1,522
See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC
Consolidated Balance Sheet

	At December 31
Millions of Dollars	2019	2018
ASSETS
Cash and cash equivalents	$196	255
Accounts receivable - trade (net of allowance of	868	1,069
$7 million in 2019 and $6 million in 2018)
Accounts receivable - affiliates	144	128
Inventories	1,293	1,308
Prepaid expenses and other current assets	53	60
Total Current Assets	2,554	2,820
Property, plant and equipment	17,209	16,505
Less accumulated depreciation	6,496	5,968
Net property, plant and equipment	10,713	10,537
Right-of-use (ROU) lease assets, net	293	—
Investments in and advances to affiliates	3,135	3,135
Other assets and deferred charges	173	118
Total Assets	$16,868	16,610
LIABILITIES AND MEMBERS' EQUITY
Accounts payable - trade	$740	807
Accounts payable - affiliates	86	106
Accrued income and other taxes	102	115
Accrued salaries, wages and benefits	171	182
Accrued distributions to members	36	—
Other current liabilities and deferred credits	112	71
Total Current Liabilities	1,247	1,281
Long-term debt, net	2,386	2,383
Employee benefit obligations	375	347
Lease liabilities	238	—
Other liabilities and deferred credits	175	162
Total Liabilities	4,421	4,173
Members' capital	12,801	12,740
Accumulated other comprehensive loss	(354)	(303)
Total Members' Equity	12,447	12,437
Total Liabilities and Members' Equity	$16,868	16,610
See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC
Consolidated Statement of Changes in Members' Equity

		Accumulated
		Other	Total
	Members'	Comprehensive	Members'
Millions of Dollars	Capital	Income (Loss)	Equity
December 30, 2016	$11,879	(401)	11,478
Net income	1,446	—	1,446
Other Comprehensive Income	—	76	76
Distribution to members	(604)	—	(604)
December 31, 2017	12,721	(325)	12,396
Net income	2,069	—	2,069
Other Comprehensive Income	—	22	22
Distribution to members	(2,050)	—	(2,050)
December 31, 2018	12,740	(303)	12,437
Net income	1,760	—	1,760
Other Comprehensive Loss	—	(51)	(51)
Distribution to members	(1,699)	—	(1,699)
December 31, 2019	$12,801	(354)	12,447
See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC
Consolidated Statement of Cash Flows

	Years ended December 31
Millions of Dollars	2019	2018	2017
Operating Activities
Net Income	$1,760	2,069	1,446
Adjustments to reconcile net income to net cash provided
by operating activities
Depreciation, amortization and retirements	575	595	351
Distributions less than income from equity affiliates	(70)	(150)	(81)
Gain on sale of assets	(1)	(31)	(41)
Asset impairments	—	—	133
Lower-of-cost-or-market write-down	130	—	—
Net increase in operating working capital	(8)	(323)	(27)
Benefit plan contributions	(97)	(91)	(6)
Employee benefit obligations	72	72	70
Other	(55)	22	20
Net Cash Provided by Operating Activities	2,306	2,163	1,865
Investing Activities
Capital expenditures	(713)	(677)	(1,551)
Purchase of intangible assets	(50)	(3)	—
Repayments from affiliates	63	119	59
Proceeds from sale of assets	1	42	95
Other	(3)	—	(11)
Net Cash Used in Investing Activities	(702)	(519)	(1,408)
Financing Activities
Net proceeds from issuance of debt	—	1,041	300
Repayment of debt	—	(1,050)	—
Distributions to members	(1,663)	(2,054)	(657)
Other	—	(2)	(11)
Net Cash Used in Financing Activities	(1,663)	(2,065)	(368)
Net Change in Cash and Cash Equivalents	(59)	(421)	89
Cash and Cash Equivalents at Beginning of Period	255	676	587
Cash and Cash Equivalents at End of Period	$196	255	676

Supplemental Disclosures of Cash Flow Information
(Increase) decrease in accounts receivable, net - trade and affiliates	$187	(75)	(64)
Increase in inventories	(122)	(209)	(124)
(Increase) decrease in prepaid expenses and other current assets	6	(18)	(8)
Increase (decrease) in accounts payable - trade and affiliates	(119)	(70)	135
Increase (decrease) in accrued income and other taxes	(12)	19	17
Increase in other current liabilities and deferred credits	52	30	17
Net Increase in operating working capital	$(8)	(323)	(27)
Cash paid for interest	$74	54	—
Cash paid for income taxes	67	61	52
See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 1 - General Information

Chevron Phillips Chemical Company LLC1, through its subsidiaries and equity affiliates, manufactures and markets a wide range of petrochemicals on a worldwide basis, with manufacturing facilities in Belgium, Colombia, Qatar, Saudi Arabia, Singapore and the United States. CPChem is a limited liability company formed under Delaware law, owned 50 percent by Chevron U.S.A. Inc. (Chevron), an indirect wholly owned subsidiary of Chevron Corporation, and 50 percent by Phillips 66 Company (P66Co), a wholly owned subsidiary of Phillips 66 (collectively, the members).

The Company is governed by its Board of Directors (the Board) under the terms of a limited liability company agreement. There are three voting representatives appointed by each of Chevron and P66Co, and the chief executive officer and the chief financial officer of the

1 Unless otherwise indicated, “the Company”, “CPChem”, “we”, “our”, and “us” are used in this report to refer to the business of Chevron Phillips Chemical Company LLC and its consolidated subsidiaries.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Company are non-voting representatives. Certain major decisions and actions require the approval of the Board. All decisions and actions of the Board require the approval of at least one representative from each of Chevron and of P66Co.

CPChem manufactures and markets ethylene, propylene and associated olefin co-products that are primarily consumed internally for the production of polyethylene (PE), normal alpha olefins (NAO) and PE pipe. CPChem has six olefins and polyolefins production facilities located in Texas, six domestic pipe production facilities, one domestic pipe fittings production facility, and a polyalphaolefins (PAO) facility in Belgium. In addition, the Company owns interests in: a PE plant located at its Cedar Bayou facility in Texas; ethylene, PE and NAO (1-hexene and full range) operations in Qatar; an ethylene, propylene, PE, polypropylene (PP), polystyrene (PS) and 1-hexene facility in Saudi Arabia; and a PE facility in Singapore.

The Company also manufactures and markets a variety of specialty products, including organosulfur chemicals, and aromatics products such as benzene and cyclohexane. Production facilities are located in Mississippi, Texas and Belgium. In addition, CPChem owns interests in aromatics and styrene facilities in Saudi Arabia and in multiple styrenics facilities in North and South America.

Note 2 - Summary of Significant Accounting Policies

Consolidation and Investments – The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All significant intercompany investments, accounts and transactions have been eliminated in consolidation. Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Other securities and investments are accounted for under the cost method.

Estimates, Risks and Uncertainties – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

There are varying degrees of risk and uncertainty in each of the countries in which CPChem operates. The Company insures the business and its assets against material insurable risks in a manner deemed appropriate. Because of the diversity of CPChem’s operations, the Company believes any loss incurred from an uninsured event in any one business or country, other than damages from named windstorms or a terrorist act directed at CPChem operations, would not have a material adverse effect on operations as a whole. However, any such loss could have a material impact on financial results in the period recorded.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Revenue Recognition – Sales of petrochemicals, natural gas liquids and other items, including by-products, are recorded as revenue when control of the product is transferred to the customer. Sales are presented net of discounts and allowances. Licensing fees for licensed technology paid in advance are recognized as revenue as the associated services are rendered, while royalties paid based on a licensee’s production are recognized as volumes are produced by the licensee. Commission income is recognized as revenue when control of products is transferred to the customer. See Note 4 for more information.

Cash and Cash Equivalents – Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase.

Accounts Receivable – Accounts receivable is shown net of an allowance for estimated non-recoverable amounts. Accounts that are deemed uncollectible are written off to expense.

Inventories – For U.S. operations, cost of product inventories is primarily determined using the dollar-value, last-in, first-out (LIFO) method. These inventories are valued at the lower-of-cost-or-market (LCM). For operations outside the U.S., product inventories are typically valued using either the first-in, first-out (FIFO) method or the weighted-average method. Materials and supplies inventories are carried at weighted-average cost. Inventories valued using either the FIFO or the weighted-average methods are measured at the lower-of-cost-or-net realizable value. See Note 9 for more information.
Property, Plant and Equipment – Property, plant and equipment is stated at cost, and is comprised of assets, defined as property units, with an initial expected economic life beyond one year. Asset categories are used to compute depreciation and amortization using the straight-line method over the associated estimated useful lives.

Long-lived assets used in operations are assessed for possible impairment when events or changes in circumstances indicate a potential significant deterioration in future cash flows projected to be generated by an asset group. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which is generally at a product line level.

If, upon review, the sum of the projected undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. The fair values of impaired assets are usually determined based on the present value of projected future cash flows using discount rates commensurate with the risks involved in the asset group, as quoted market prices in active markets are generally not available. The expected future cash flows used for impairment reviews and related fair value calculations are based on projected production quantities, sales quantities, prices and costs, considering available internal and external information at the date of review.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Should an impairment of assets arise, the Company may be required to record a charge to operations that could be material to the period reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

Leases – Leases with a term greater than 12 months, for which the Company is the lessee, are recognized as either operating or finance right-of-use (ROU) assets and lease liabilities. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Leases in which the Company is the lessor are all either sales-type or operating leases with the associated revenues recognized in Other income of the Consolidated Statement of Comprehensive Income. See Notes 3 and 12 for more information.

Equity Method Investments – Investments in affiliates on the Consolidated Balance Sheet in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Included in the investment value is interest that is capitalized in Investments in and advances to affiliates for qualifying assets that are constructed or acquired while the affiliate is engaged in activities necessary to begin its planned principal operations. This, along with other factors, such as the initial investment in an affiliate, can create a difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate, known as a basis difference. Such differences are generally amortized as a change in the carrying value of the investment, with an offset recorded to Equity in income of affiliates, over the useful life of the affiliate’s primary asset.

Equity method investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred that is other than a temporary decline in value. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee’s financial performance, and the Company’s ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment’s estimated fair value. In such cases, the investment is impaired down to fair value based on the present value of expected future cash flows using discount rates commensurate with the risks of the investment.

Maintenance and Repairs – Maintenance and repair costs, including turnaround costs of major producing units, are expensed as incurred.

Research and Development Costs – Research and development costs are expensed as incurred.

Property Dispositions – Assets that are no longer in service and for which there is no contemplated future use by the Company are retired. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the Consolidated Statement of Comprehensive Income.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Asset Retirement Obligations – An asset and a liability are recorded at fair value when there is a legal obligation associated with the retirement of a long-lived asset and the amount and timing can be reasonably estimated. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in present value, and the capitalized cost is depreciated over the estimated useful life of the related asset.

Foreign Currency Translation – Adjustments that result from translating foreign financial statements using a foreign functional currency into U.S. dollars are included in Accumulated other comprehensive loss in Members’ Equity. Foreign currency transaction gains and losses are included in current earnings. Many of CPChem’s foreign operations use their local currency as the functional currency.

Environmental Costs – Environmental expenditures are expensed or capitalized as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed. Liabilities for expenditures are recorded on an undiscounted basis unless the amount and timing of cash payments for the liability are fixed or determinable, in which case they are recorded on a discounted basis. Expenditures that create future benefits or that contribute to future revenue generation are capitalized and depreciated or amortized, as applicable, over their estimated useful lives.

Capitalization of Interest – Interest costs incurred to finance major projects with an expected construction period of longer than one year, and interest costs associated with investments in equity affiliates that have their planned principal operations under construction, are capitalized until commercial production begins. Capitalized interest is amortized over the life of the associated asset.

Income Taxes – CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxable on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

Certain amounts for prior periods have been reclassified in order to conform to the current reporting presentation.

Note 3 - New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize a ROU asset and a lease liability for all leases with terms longer than 12 months. Under the new standard, operating leases result in straight-line expense recognition (similar to prior operating leases) while finance leases result in a front-loaded expense recognition pattern

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

(similar to prior capital leases). The Company adopted the standard on January 1, 2019, using an optional modified retrospective transition method, which had no impact to the Company's opening balance of Members' Equity at adoption date with no adjustment to previously recorded results. The Company also applied certain optional practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the carryforward of historical lease classification as well as additional practical expedients related to land easements, short-term leases, and non-lease components. The Company did not elect the practical expedient related to hindsight.

The standard had a material impact on the Company's Consolidated Balance Sheet, but did not materially impact its Condensed Consolidated Statements of Comprehensive Income and Cash Flows. Adoption of the new standard resulted in the recording of ROU lease assets and Lease liabilities of $312 million on January 1, 2019. At the adoption of ASU 2016-02, Leases, ROU assets included lease payments already made. See Note 12 for more information.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. This guidance will be effective for CPChem on January 1, 2023, and early adoption is permitted. CPChem is evaluating the requirements of the new standard, as well as the impact of the new guidance on our consolidated financial statements.

Note 4 - Sales and Other Operating Revenues

The following table disaggregates revenue by major source:

	Years ended December 31
Millions of Dollars	2019	2018	2017
Revenues from product sales	$9,068	11,046	8,846
Other operating revenues	265	264	217
Sales and other operating revenues	$9,333	11,310	9,063

Revenues from product sales

CPChem sells petrochemical products to customers around the world. CPChem typically transfers control of the product and recognizes a sale when we ship the product from our manufacturing facility to our customer or when the product reaches a contractually specified location. Products are shipped by a variety of transportation means including railcar, truck, pipeline, and ocean vessel. Customers generally have the right to inspect the product upon delivery, and if the product fails to meet agreed-upon quality specifications, they can request to return the product for replacement.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Sales are recorded net of discounts and allowances, if any, and sales-based taxes collected from customers. The Company has elected to account for shipping and handling as fulfillment activities to transfer the control of promised goods or services.

Most of CPChem’s sales contracts have a single performance obligation, which is the sale of petrochemical products. Additional promised goods or services in these contracts, if any, are generally immaterial in the context of the contract. In such circumstances, the Company does not separately account for or allocate revenue to such promised goods or services when the contracts effectively contain only one single performance obligation. For contracts that contain multiple performance obligations, the Company allocates revenue to each performance obligation in proportion to its estimated standalone selling price.

Pricing is often structured around market-based price indices. To the extent customers receive cash-based incentives or pricing discounts based on purchased volumes, they are accounted for as variable consideration at the most likely amount we expect to provide to customers. Payment terms vary according to normal industry practice. When it is anticipated that a customer’s credit might pose higher risks as to the timing and certainty of payment, the Company requires prepayments or payment security in the form of letters of credit or guarantees to mitigate such credit risks. CPChem does not typically engage in customer financing arrangements.

Other operating revenues

Other operating revenues mainly include activities ancillary to the Company’s core business, such as tolling arrangements, catalyst sales, product storage, transportation services, and distribution agreements. The Company also markets and sells petrochemical products on behalf of certain joint venture affiliates for which it receives commission income. See Notes 8 and 10 for more information. These ancillary activities are recognized as revenue when control of such goods or services are transferred to customers, typically upon satisfaction of the performance obligation depending on the terms of the underlying contract. In addition, CPChem earns licensing fees and sales-based production royalties from licensing certain proprietary technologies and production processes in select markets. Revenue is recognized as the associated services are rendered, while royalties based on a licensee’s production are recognized as volumes are produced by the licensee.

Note 5 - Hurricane Harvey

On August 25, 2017, Hurricane Harvey made landfall, and the subsequent tropical storm caused significant flooding to the Texas region of the U.S. Gulf Coast (USGC). CPChem operates facilities along the Texas region of the USGC at Sweeny, Old Ocean, Port Arthur, Orange, Pasadena and Cedar Bayou. All CPChem facilities in the area were shut down as the storm passed through the region. Facilities at Sweeny, Old Ocean, Port Arthur, Orange and Pasadena did not experience significant property damage and resumed operations beginning early to mid-September 2017. The Cedar Bayou facility, however, sustained severe damage due to the flooding. The facility resumed most of its operations in the fourth quarter of 2017 and was fully operational by the end of the first quarter of 2018. The Company recognized $42 million and $348 million in asset write-offs and repair and remediation expenses, which were included in Cost of goods sold in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2018 and 2017, respectively. No additional costs were incurred in 2019.

Note 6 - Sale of K-Resin® SBC Business

In February 2017, the Company completed the sale of its K-Resin® styrene-butadiene copolymers (SBC) business, inclusive of CPChem’s investment in K R Copolymer Co., Ltd., to INEOS Styrolution. The sale resulted in a $32 million net gain that was included in Other income in the Consolidated Statement of Comprehensive Income and net proceeds received of $82 million were included in Proceeds from sale of assets in the Consolidated Statement of Cash Flows, for the year ended December 31, 2017.

Note 7 - Accumulated Other Comprehensive Loss

The change in Accumulated other comprehensive loss (AOCL) presented on the Consolidated Balance Sheet and the impact of significant amounts reclassified from AOCL in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2019 and 2018, are reflected in the table below.

		Foreign
	Defined	Currency
	Benefit	Translation
Millions of Dollars	Plans	Adjustments	Total
At December 31, 2017	$(364)	39	(325)
Components of Other Comprehensive Income (Loss)
Before reclassifications	10	(21)	(11)
Reclassifications	33	—	33
Net Other Comprehensive Income (Loss)	43	(21)	22
December 31, 2018	$(321)	18	(303)
Components of Other Comprehensive Income (Loss)
Before reclassifications	(62)	(8)	(70)
Reclassifications	19	—	19
Net Other Comprehensive Income (Loss)	(43)	(8)	(51)
At December 31, 2019	$(364)	10	(354)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Defined benefit plans adjustments reclassified from AOCL are included in the computation of net periodic benefit cost. See Note 19 for more information.

Note 8 - Transactions with Affiliates

Significant transactions with affiliated parties, including equity affiliates, for the years ended December 31, were as follows:

Millions of Dollars	2019	2018	2017
Sales and other operating revenues (a)	$1,350	1,730	1,225
Purchases (b,c,d)	2,137	3,099	2,371
Selling, general and administrative (c,d)	27	45	24

a.
CPChem sold ethylene residue gas, natural gas liquids and PAO to Phillips 66; specialty chemicals, alpha olefin products, and aromatics and styrenics by-products to Chevron; and feedstocks to equity affiliates. CPChem received royalties on licensed technology and marketing fees on product sales from certain equity affiliates.

b.
CPChem purchased various feedstocks and finished products from Chevron, Phillips 66, and certain equity affiliates. In addition, Chevron and Phillips 66 provided CPChem with certain common facility and manufacturing services at certain facilities. Purchases were included in Cost of goods sold in the Consolidated Statement of Comprehensive Income.

c.
Chevron and Phillips 66 provided various services to CPChem under service agreements, including engineering consultation, research and development, laboratory services, procurement services and pipeline operating services. The Company also procured a portion of its insurance program from captive insurance companies owned directly or indirectly by Chevron Corporation and Phillips 66.

d.
Purchase amounts were reduced for billings to certain equity affiliates and Phillips 66 primarily for non-core services provided at cost, totaling $24 million in 2019, $17 million in 2018, and $17 million in 2017, that were credited to expense. Purchase amounts were also reduced for marketing fees paid to CPChem by certain equity affiliates under sales and marketing agreements with those entities, totaling $26 million in 2019, $28 million in 2018, and $23 million in 2017. Selling, general and administrative amounts also included credits for non-core services provided at cost to certain equity affiliates totaling $47 million in 2019, $45 million in 2018, and $46 million in 2017.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 9 - Inventories

Inventories at December 31 were as follows:

Millions of Dollars	2019	2018
LIFO product inventories	$774	866
Non-LIFO product inventories	291	242
Materials, supplies and other	228	200
Total inventories	$1,293	1,308
The excess of replacement cost over carrying value of product inventories valued under the LIFO method was $88 million and $183 million at December 31, 2019 and 2018, respectively.

For the years 2019 and 2017, there were reductions in certain LIFO-valued inventories, which resulted in losses recognized totaling $1 million and $6 million, respectively. There were no reductions in LIFO-valued inventories for 2018.

Lower-of-cost-or-market write-downs of LIFO-valued inventories were $130 million in 2019. There were no LCM write-downs of LIFO-valued inventories in 2018 and 2017. Lower-of-cost-or-net realizable value write-downs of non-LIFO-valued inventories were $7 million and $6 million in 2019 and 2018, respectively. There were no reductions in non-LIFO-valued inventories for 2017.

Note 10 - Investments in and Advances to Affiliates

CPChem’s investments in its affiliates, accounted for using the equity method, are as follows. These affiliates are engaged in the manufacturing and/or marketing of petrochemicals.

Affiliate	Ownership Interest
Americas Styrenics LLC	50%
Chevron Phillips Singapore Chemicals (Private) Limited	50
Gulf Polymers Distribution Company FZCo	35
Jubail Chevron Phillips Company	50
Qatar Chemical Company Ltd. (Q-Chem)	49
Qatar Chemical Company II Ltd. (Q-Chem II)	49
Saudi Chevron Phillips Company	50
Saudi Polymers Company	35

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Qatar Chemical Company Ltd. (Q-Chem)

Q-Chem is a joint venture company that owns and operates an ethylene, PE and 1-hexene petrochemicals complex in Mesaieed, Qatar, and is owned 49 percent by CPChem, 49 percent by Mesaieed Petrochemical Holding Company QSC (MPHC) and 2 percent by Qatar Petroleum (QP).

Qatar Chemical Company II Ltd. (Q-Chem II)

Q-Chem II is a second petrochemical joint venture company located in Mesaieed, Qatar that is owned 49 percent by CPChem, 49 percent by MPHC and 2 percent by QP. Q-Chem II owns and operates PE and NAO plants that are located on a site adjacent to the complex owned by Q-Chem. An ethylene cracker that provides ethylene feedstock via pipeline to the Q-Chem II plants is located in Ras Laffan Industrial City, Qatar. The ethylene cracker and pipeline are owned by Ras Laffan Olefins Company, a joint venture of Q-Chem II and Qatofin Company Limited (Qatofin). Q-Chem II owns 53.85 percent of the capacity rights to the ethylene cracker and pipeline, and the balance is held by Qatofin. Collectively, Q-Chem II consists of its interest in the ethylene cracker and pipeline and the PE and NAO plants.

Under the terms of the Q-Chem II joint venture agreement, QP agreed to undertake and settle Q-Chem II’s Qatar corporate income tax liabilities incurred beginning in 2011, the first year following the commencement of Q-Chem II’s commercial operations, through 2020, which is described as a pay-on-behalf (POB) obligation. QP’s POB obligation to Q-Chem II increased CPChem’s Equity in income from affiliates by $29 million, $50 million, and $39 million for the years ended in December 31, 2019, 2018 and 2017, respectively.

Saudi Chevron Phillips Company (SCP)

SCP is a joint venture company that owns and operates an aromatics complex at Jubail Industrial City, Saudi Arabia, and is owned 50 percent by CPChem and 50 percent by Saudi Industrial Investment Group (SIIG).

Under the terms of a sales and marketing agreement that runs through 2026, CPChem is obligated to purchase all of the production from the plant less any quantities sold by SCP in the Middle East region. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Jubail Chevron Phillips Company (JCP)

JCP is a joint venture company that owns and operates an integrated styrene facility at Jubail Industrial City, Saudi Arabia, and is owned 50 percent by CPChem and 50 percent by SIIG.

Under the terms of a sales and marketing agreement that runs through 2033, CPChem is obligated to purchase all of the production from the plant less any quantities sold by JCP in the Middle East region and quantities sold under a long-term contract for a portion of the styrene production. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Saudi Polymers Company (SPCo)

SPCo is a 35 percent-owned joint venture company that owns and operates an integrated petrochemicals complex at Jubail Industrial City, Saudi Arabia, which produces ethylene, propylene, PE, PP, PS and 1-hexene. The remaining 65 percent of SPCo is owned by National Petrochemical Company (Petrochem), which is a Saudi publicly traded company owned 50 percent by SIIG.

Most of SPCo’s products are purchased by Gulf Polymers Distribution Company FZCo (GPDC), which is owned by CPChem and Petrochem in the same ownership percentages as SPCo. CPChem is a party to an agency agreement with GPDC to act as its exclusive agent for the sale of SPCo’s products outside of certain countries in the Middle East region and a non-exclusive agent for the sale of its products in certain countries in the Middle East region, for which CPChem is compensated through a marketing fee. CPChem is also a party to offtake and credit risk agreements with both SPCo and GPDC under which it is required to purchase specified production quantities if GPDC fails to purchase or if CPChem fails to sell the products under the terms of the agency agreement. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. CPChem has no exposure to price risk for any quantities that it may be obligated to purchase under the terms of the offtake and credit risk agreements. CPChem also guarantees GPDC’s payments to SPCo and the customer payments to GPDC for all sales arranged by CPChem under the agency agreement. The agency agreement and offtake and credit risk agreements expire in July 2041. The Company expects to be able to sell all of the production under the terms of the agency agreement, and further expects that reimbursements for customer payment defaults, if any, would be minimal.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

SPCo was funded through share subscriptions and non-interest bearing subordinated loans from CPChem and Petrochem in proportion to their ownership interests, and through limited recourse loans from commercial banks, loans guaranteed by an export credit agency, and loans from the Public Investment Fund and the Saudi Industrial Development Fund (SIDF) (collectively, senior debt). At December 31, 2019 and 2018, CPChem’s non-interest bearing subordinated loans outstanding to SPCo totaled $50 million and $113 million, respectively. We also guarantee 50% of a formation loan from SIDF, of which our current principal and interest exposure was $14 million at December 31, 2019. The carrying amount of the liability recorded, discounted and weighted for probability for this guarantee totaled $1 million at December 31, 2019 and 2018. The liability was included in Other liabilities and deferred credits, with an offsetting amount in Investments in and advances to affiliates on the Consolidated Balance Sheet. CPChem believes it is unlikely that performance under the SIDF guarantee will be required.

Americas Styrenics (AmSty)

AmSty is a joint venture company that is an integrated producer of polystyrene and styrene monomer in the Americas, with customers in a variety of markets throughout the Americas. AmSty is owned 50 percent by CPChem and 50 percent by Trinseo LLC.

Basis Differences

A difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate is known as a basis difference. Positive and negative basis differences by affiliate at December 31 were:

Millions of Dollars	2019	2018
Americas Styrenics LLC	$28	33
Jubail Chevron Phillips Company	10	11
Qatar Chemical Company II Ltd. (Q-Chem II)	18	19
Saudi Polymers Company	85	90
All others in the aggregate	3	3

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Summarized Financial Information

Summarized financial information for CPChem’s equity investments, shown at 100 percent, follows:

				All Others in the Aggregate
Millions of Dollars	Middle East
Years ended December 31	2019	2018	2017	2019	2018	2017
Revenues	$7,269	8,785	7,638	1,934	2,373	2,420
Income before income taxes	944	1,451	1,336	195	308	242
Net income	791	1,219	1,141	192	302	229

			All Others in the Aggregate
Millions of Dollars	Middle East
At December 31	2019	2018	2019	2018
Current assets	$3,084	3,520	463	518
Noncurrent assets	6,780	6,998	328	298
Current liabilities	1,142	1,680	200	213
Noncurrent liabilities	2,221	2,575	41	19

Distributions

The Company's equity affiliates declared distributions totaling $400 million in 2019, $550 million in 2018 and $543 million in 2017. CPChem’s Investments in and advances to affiliates on the Consolidated Balance Sheet included $1.168 billion and $1.148 billion of cumulative undistributed net earnings from equity affiliates at December 31, 2019 and 2018, respectively.

Note 11 - Property, Plant and Equipment

At December 31, 2019 and 2018, approximately $11.709 billion and $11.652 billion, respectively, of gross property, plant and equipment consisted of chemical plant assets depreciated over estimated useful lives of approximately 25 years. Other non-plant items, such as furniture, fixtures, buildings and automobiles with a total gross amount of $4.551 billion and $4.428 billion, respectively, had estimated useful lives ranging from 5 to 45 years, with a weighted average of 28 years for 2019 and 29 years for 2018. Assets under construction totaled $949 million and $425 million at December 31, 2019 and 2018, respectively.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Capital additions, inclusive of the effects of accrued expenditures that were excluded from Capital expenditures shown in the Consolidated Statement of Cash Flows at December 31 were:

Millions of Dollars	2019	2018	2017
Capital expenditures	$713	677	1,551
Change in accrued expenditures	39	(143)	(74)
Total capital additions	$752	534	1,477

Note 12 - Leases

CPChem determines whether an arrangement, at its inception, is or contains a lease. Leases are included in Right-of-use (ROU) lease assets, Other current liabilities and deferred credits, and Lease liabilities on the Consolidated Balance Sheet. ROU assets represent the right to use an identified asset for the term, and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, credit-adjusted tenor-specific yield curves from an independent third party are used as an incremental borrowing rate applied to the present value calculation at the lease commencement date. The implicit rate is used when readily determinable.

CPChem excludes most variable lease payments in measuring ROU assets and lease liabilities other than those that depend on an index, a rate, or are in substance fixed payments. Certain lease agreements include variable lease payments based on LIBOR; other lease payments are adjusted periodically for inflation based on Consumer Price Index, Producer Price Index, or other escalators. The Company's lease agreements do not contain any material residual value guarantees probable of being paid or material restrictive covenants. For leases that commingle the lease and non-lease components, where the non-lease component is determined to be insignificant when compared to the lease component, the Company has elected the practical expedient to have the lease and non-lease components treated as a single lease component for all asset classes.

CPChem primarily has operating leases for railcars, office buildings, tanks, storage caverns, and other facilities and equipment, some of which are leased from Phillips 66. The Company has elected the short-term lease exception, which allows leases with an initial term of 12 months or less to be excluded from the Consolidated Balance Sheet unless the Company is reasonably certain to extend the lease term beyond 12 months. Leases have remaining terms ranging from less than 1 year to 56 years.

Some leases include options to renew the terms that can extend from 5 to 10 years with the exercise of lease renewal options solely at the discretion of CPChem as a lessee. Certain leases also include options to purchase the leased property. Some leases include an option to terminate the contract with notice.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

CPChem, as a lessor, leases land within its chemical plants to third parties in addition to a small number of other arrangements. All of these arrangements are either sales-type leases or operating leases. Aggregate lease revenue from these agreements is not considered material.

The components of lease cost as of December 31 were as follows:

Millions of Dollars	2019
Operating lease cost	$72
Short-term lease cost	49
Total lease cost	$121

CPChem's finance leases are not considered material to the consolidated financial statements.

Total lease cost included related party operating lease cost of $14 million for 2019 for leases with Phillips 66.

Total operating lease rental expense was $73 million and $69 million in 2018 and 2017, respectively. Related party operating lease rental expense was $15 million and $16 million in 2018 and 2017, respectively, for leases with Phillips 66.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

The following table indicates the Consolidated Balance Sheet line items that include ROU lease assets and Lease Liabilities for our finance and operating leases. Current Lease Liabilities is included within Other current liabilities and deferred credits.

At December 31
Millions of Dollars	2019
Right-of-use (ROU) lease assets, net
Operating leases	$292
Finance leases	1
Total Right-of-use (ROU) lease assets, net	$293
Lease liabilities
Operating leases
Current	57
Non-current	237
Total operating lease liabilities	$294
Finance leases	1
Total Lease liabilities	$295

At December 31, 2019 related party operating ROU lease assets of $101 million and current and non-current operating lease liabilities of $9 million and $92 million, respectively, were included on the Consolidated Balance Sheet for leases held with Phillips 66.

The following table contains supplemental information relating to operating leases for the year ended December 31.

Millions of Dollars	2019
Operating cash outflows	$78
Lease liabilities arising from obtaining operating ROU assets	38
Weighted average remaining lease term (years)	8
Weighted average discount rate	4.1%

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Future minimum operating lease payments at December 31 were as follows:

Millions of Dollars	2019
2020	$67
2021	58
2022	42
2023	30
2024	26
Thereafter	127
Total lease payments	350
Less: Interest	(56)
Total Lease liabilities	$294

Note 13 - Asset Retirement Obligations and Accrued Environmental Liabilities

Asset retirement obligations and accrued environmental liabilities at December 31 were:

Millions of Dollars	2019	2018
Asset retirement obligations	$18	17
Accrued environmental liabilities	18	19
Total asset retirement obligations and accrued environmental liabilities	36	36
Less portion classified as short-term	6	3
Long-term asset retirement obligations and accrued environmental liabilities	$30	33

Asset retirement obligations and accrued environmental liabilities that are classified as short-term are included in Other current liabilities and deferred credits on the Consolidated Balance Sheet. Long-term asset retirement obligations and accrued environmental liabilities are included in Other liabilities and deferred credits on the Consolidated Balance Sheet.

Asset Retirement Obligations

Asset retirement obligations are primarily related to asbestos abatement at certain of the Company's facilities.

Accrued Environmental Liabilities

Accrued environmental liabilities are primarily related to soil and groundwater remedial investigations at domestic facilities and site restoration activities at the Puerto Rico facility.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

There were no material differences between accrued discounted environmental liabilities and the associated undiscounted amounts.

Note 14 - Debt

The components of debt at December 31 were as follows:

Millions of Dollars	2019	2018
2.45% senior unsecured notes due 2020	$400	400
Floating rate senior unsecured notes due 2020	250	250
3.3% senior unsecured notes due 2023	500	500
3.4% senior unsecured notes due 2026	700	700
3.7% senior unsecured notes due 2028	550	550
Total Debt	2,400	2,400
Less unamortized discounts and debt issuance costs	14	17
Long-term debt, net	$2,386	2,383

In February 2018, CPChem issued, in a private placement, $500 million of 3.3% senior unsecured notes due in May 2023 with interest payable semiannually and $550 million of 3.7% senior unsecured notes due in June 2028 with interest payable semiannually.

In November 2016, CPChem issued, in a private placement, $700 million of 3.4% senior unsecured notes due in December 2026 with interest payable semiannually.

In May 2015, CPChem issued, in a private placement, $250 million of floating rate senior unsecured notes due in May 2020, and $400 million of 2.45% senior unsecured notes due in May 2020. Interest is payable semiannually on the fixed rate notes and quarterly on the floating rate notes. The interest rate on the floating rate notes is equal to the three-month USD LIBOR plus 0.75%, which was 2.66% and 3.29% at December 31, 2019 and 2018, respectively.

All of the outstanding unsecured senior notes contain covenants limiting liens, sale/leaseback transactions, sale of all or substantially all assets, and certain business combinations, but they contain no financial statement covenants. CPChem does not consider these covenants to be restrictive to normal operations.

CPChem’s commercial paper program is supported by available capacity under the Company’s two revolving credit facilities. The revolving credit facilities consist of a $400 million facility scheduled to expire in February 2021 and a $400 million facility scheduled to expire in February 2023. CPChem can increase the capacity under each facility with lender approval, by up to $200 million, to a total aggregate capacity under both facilities of $1.2 billion. The credit agreements contain covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, but they contain no financial statement covenants. The agreements also

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

contain a provision requiring maintenance of CPChem’s ownership by Chevron and/or P66Co of at least 50 percent in the aggregate. CPChem does not consider these provisions to be restrictive to normal operations. There was no balance outstanding on either program at December 31, 2019 or 2018.

The $650 million of debt maturing in 2020 was classified as long-term debt based on the Company's ability and intent to refinance the obligation on a long-term basis, with such ability supported by the two existing revolving credit facilities, which provide a combined total borrowing capacity of $800 million and are scheduled to expire in February 2021 and 2023, respectively.

CPChem is also a party to a trade receivables securitization agreement that was suspended at CPChem’s request in March 2018. The terms of the suspended agreement allow the facility to be re-instated with approval from the lenders at any point prior to March 29, 2021.

Note 15 - Guarantees and Indemnifications

Guarantees

CPChem’s headquarters building is leased under an agreement that was renewed effective September 2015 for an additional five years and may be extended further at market rates upon mutual agreement with the landlord. The agreement contains a fixed price purchase option, which was considered to be the fair market value of the building at the time of the lease renewal, and a residual value guarantee. If CPChem does not extend the lease or exercise the purchase option prior to the expiration of the lease, the Company has an obligation to pay the lessor the shortfall, if any, in the proceeds realized from the sale of the building to a third party relative to the guaranteed residual value of $35 million. Under the lease, CPChem is entitled to receive any proceeds from the sale of the building that are in excess of the purchase option price. While it is not possible to predict with certainty the amount, if any, that the Company would be required to pay or be entitled to receive should the building be sold to a third party upon the expiration of the lease, CPChem believes that the amount paid or received would not be material to consolidated results of operations, financial position or liquidity.

CPChem is a party to a railcar lease agreement covering a total of 1,950 railcars. Of these railcars, 1,550 are under a five-year term through May 2022 and the remaining 400 railcars are under a five-year term through March 2023. During the lease term, CPChem has the right to purchase all of the railcars at any time, with a minimum 60-day notice period, for the then-outstanding lease balance. If CPChem does not exercise the purchase option prior to the expiration of the lease, the Company has an obligation to pay the lessor the shortfall, if any, in the proceeds realized from the sale of the railcars to a third party relative to the guaranteed residual values of $112 million for the 1,550 railcars and of $27 million for the 400 railcars.
See Note 10 for a discussion of certain guarantees and commitments related to the Company’s investments in affiliates. While it is not possible to predict with certainty the amount, if any, that the Company would be required to pay or be entitled to receive should the railcars be sold to a

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

third party upon the expiration of the lease, CPChem believes that the amount paid or received would not be material to consolidated results of operations, financial position or liquidity.

Indemnifications

As part of CPChem’s ongoing business operations, the Company enters into numerous agreements with other parties which apportion future risks between the parties to the transaction or relationship governed by the agreements. One method of apportioning risk is the inclusion of provisions requiring one party to indemnify the other party against losses that might be incurred in the future. Many of CPChem’s agreements, including technology license agreements, contain indemnities that require the Company to perform certain acts, such as defending certain licensees against patent infringement claims of others, as a result of the occurrence of a triggering event or condition.

These indemnity obligations are diverse and numerous, and each has different terms, business purposes, and triggering events or conditions. In addition, the indemnities in each agreement vary widely in their definitions of both the triggering event and the resulting obligation, which is contingent upon that triggering event. Because many of CPChem’s indemnity obligations are not limited in duration or potential monetary exposure, the Company cannot reasonably calculate the maximum potential amount of future payments that could possibly be paid under the indemnity obligations stemming from all of its existing agreements. CPChem is not aware of the occurrence of any triggering event or condition that would have a material adverse impact on consolidated results of operations, financial position or liquidity as a result of an indemnity obligation arising from such a triggering event or condition.

Note 16 - Contingent Liabilities

In the case of known contingent liabilities, CPChem records an undiscounted liability when a loss is probable, and the amount can be reasonably estimated. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable loss recoveries from insurance or other parties. As facts concerning contingent liabilities become known, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal and regulatory matters and environmental remediation. Estimated future costs related to legal and regulatory matters and environmental remediation are subject to change as events occur and as additional information becomes available.

CPChem believes it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on consolidated results of operations, financial position or liquidity.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Legal Matters

CPChem is responsible for certain lawsuits alleging personal injury as a result of exposure to asbestos, most of which are alleged to have taken place prior to the time CPChem was formed. These lawsuits are frequently dismissed or resolved through negotiated settlement prior to trial, but trials do sometimes occur and have resulted in judgments both in favor of and against CPChem’s interests.

CPChem has recorded a liability for its estimated obligation for certain asbestos-related claims. The liability as recorded is not considered to be material to the financial position or liquidity of the Company. In the event that CPChem’s actual obligation exceeds its current accrual, the Company will be required to record a charge to operations that could be considered material to the period during which the charge is reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

CPChem is a party to a number of other legal proceedings and regulatory matters that arose in the ordinary course of business for which, in many instances, no provision has been made in the financial statements.

Environmental Obligations

CPChem is subject to federal, state and local environmental laws and regulations that may result in obligations to mitigate or remove the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at its sites. Estimated future environmental remediation costs are subject to change due to such factors as the periodic refinement of remediation estimates for cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of ultimate remedial actions that may be required, and the determination of CPChem’s liability in proportion to those of other responsible parties. The Company records accruals for environmental liabilities based on best estimates obtained from consulting and engineering subject matter experts. Un-asserted claims are considered in the determination of environmental liabilities and are accrued in the period when they become probable and reasonably estimable. See Note 13 for a discussion of environmental liabilities accrued by the Company.

The Company also assumed certain historical environmental liabilities at formation. In some cases, CPChem may be entitled to indemnification for all or a portion of the accrued environmental liabilities. Environmental investigations are currently being conducted at certain Company facilities, and the Company has an ongoing groundwater remediation project at its Puerto Rico facility, which could extend up to 15 years. Following completion of the environmental investigations, the potential for any additional remediation liabilities and applicable indemnifications will be determined.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 17 - Credit Risk

Financial instruments that potentially subject CPChem to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are currently comprised of bank accounts and short-term investments with several financial institutions that have investment grade credit ratings. The Company’s policy for short-term investments both diversifies and limits its exposure to credit risk. Trade receivables are dispersed among a broad customer base, both domestic and international, which generally results in limited concentrations of credit risk. Although CPChem maintains and follows credit policies and procedures designed to monitor and control counterparty receivable credit risk and exposure, a deterioration of general economic conditions and/or the financial condition of specific customers could result in an increase in CPChem’s credit risk or limit CPChem’s ability to collect accounts receivable from impacted customers. As part of its credit policy, the Company may require security from counterparties in the form of letters of credit or guarantees in amounts sufficient to support the credit exposure.

Note 18 - Fair Value Measurements

Accounting standards require disclosures that categorize assets and liabilities measured or disclosed at fair value into one of three different levels, depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or the Company’s assumptions about pricing by market participants.

The carrying amounts of cash equivalents, trade and affiliated receivables, trade and affiliated payables, and short-term debt approximate fair values. The principal carrying amount of debt outstanding was $2.400 billion at both December 31, 2019 and 2018, with fair value of $2.483 billion and $2.369 billion, in each case at December 31, 2019 and 2018, respectively. The long-term debt fair value was based on market-corroborated inputs consistent with Level 2 classification criteria in the fair value hierarchy.

Recurring Measurements

Deferred Compensation Plan Liabilities - CPChem records certain nonqualified deferred compensation plan liabilities at fair value, most of which were recorded as Employee benefit obligations on the Consolidated Balance Sheet. The Company values its deferred compensation liabilities, based on notional investments, using closing prices of underlying assets (mutual funds, common stocks and common collective trusts) provided by the exchange or issuer as of the balance sheet date, and these are classified as either Level 1 or Level 2 in the fair value hierarchy. Common collective trusts, classified as Level 2, are valued based on the current values of the underlying assets of the trusts as determined by the issuer.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

The following table summarizes these deferred compensation financial liabilities at December 31, valued on a recurring basis at fair value:

	Fair Value of Liabilities
Millions of Dollars	Level 1	Level 2	Total
2019	$52	40	92
2018	49	29	78

Commodity Derivative Contracts - CPChem occasionally uses commodity derivative contracts to manage exposures to fluctuations in commodity prices. We generally elect the normal purchases and normal sales (NPNS) exception to commodity contracts when it is expected that these volumes will be used in the normal course of business and follows the accrual method of accounting. When the Company cannot apply the NPNS exception, these purchase contracts are recorded on the Consolidated Balance Sheet at fair value as derivative instruments.

The Company values these derivatives based upon market-corroborated inputs consistent with Level 2 classification criteria in the fair value hierarchy. Assets associated with derivatives that do not qualify for the NPNS exception are recorded in either Prepaid expenses and other current assets or Other assets and deferred charges depending on the expected settlement period. Liabilities associated with derivatives that do not qualify for the NPNS exception are recorded in either Other current liabilities and deferred credits or Other liabilities and deferred credits depending on the expected settlement period. All realized and unrealized gains and losses from the purchase and sale of derivative contracts that do not qualify for the NPNS exception are recognized in Cost of goods sold and Sales and other operating revenues, respectively, in the Consolidated Statement of Comprehensive Income. There were no derivative assets or liabilities outstanding at December 31, 2019 and 2018, respectively.

In association with the commodity derivative contracts, for the contracts that did not qualify for the NPNS exception, the gains (losses) incurred, and the line items where they appear in the Consolidated Statement of Comprehensive Income for the years ended December 31, were as follows:

Millions of Dollars	2019	2018	2017
Sales and other operating revenues	$—	(2)	—
Cost of goods sold	—	(21)	9
Total	$—	(23)	9

Nonrecurring Measurements

As a result of changes in plans regarding operations, impairment analyses were performed for certain asset groups in 2017. Because the carrying values of the individual asset groups were not recoverable, the asset groups were written down to fair value less cost to sell, as applicable.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

In the fourth quarter of 2017, an impairment analysis was completed for an asset group resulting in the recognition of an impairment loss of $62 million, which was included in Cost of goods sold in the Consolidated Statement of Comprehensive Income and in Asset impairments in the Consolidated Statement of Cash Flows for the year ended December 31, 2017. The fair value was $51 million at the measurement date of December 31, 2017.

An asset impairment analysis was performed for another asset group in 2017. The recognized impairment loss of $65 million was included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and in Asset impairments in the Consolidated Statement of Cash Flows for the year ended December 31, 2017. The fair value was zero at March 31, 2017, the date the measurement was taken.

Fair values are measured based on (i) the present values of the Company’s estimated expected future cash flows using discount rates CPChem believes are commensurate with the risk involved in the asset groups, or (ii) actual offer prices, as applicable, and are classified as Level 3 within the fair value hierarchy.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 19 - Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

A measurement date of December 31 is used in the determination of pension and other postretirement benefit obligations and plan assets. The funded status of the pension and other postretirement benefit plans was as follows:

	Pension Benefits		Other Benefits
Millions of Dollars	2019	2018	2019	2018
Change in Benefit Obligation
Benefit obligation at January 1	$1,202	1,335	142	151
Service cost	62	69	4	4
Interest cost	49	45	5	5
Actuarial (gain) loss	201	(133)	13	(8)
Foreign currency exchange rate change	(1)	(1)	(1)	—
Benefits paid	(69)	(98)	(10)	(10)
Settlements	(14)	(15)	—	—
Benefit obligation at December 31	1,430	1,202	153	142
Change in Plan Assets
Fair value of plan assets at January 1	947	1,023	124	140
Actual return (loss) on plan assets	201	(54)	27	(7)
Employer contributions	97	91	—	—
Foreign currency exchange rate change	(1)	—	—	—
Benefits paid	(69)	(98)	(10)	(10)
Settlements	(14)	(15)	—	—
Plan participant contributions	—	—	—	1
Fair value of plan assets at December 31	1,161	947	141	124
Funded Status at December 31	$(269)	(255)	(12)	(18)

The actuarial loss in the pension benefits obligation was driven by the decrease in the discount rate combined with a change in the census data used to measure the obligation. The actuarial loss in the other benefits obligation was driven by a decrease in the discount rate used to measure the obligation.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Amounts recognized on the Consolidated Balance Sheet at December 31 follow:

	Pension Benefits		Other Benefits
Millions of Dollars	2019	2018	2019	2018
Other current liabilities and deferred credits	$7	10	—	—
Employee benefit obligations	262	245	12	18
Total recognized	$269	255	12	18

Amounts recognized in Accumulated other comprehensive loss at December 31, which have not yet been recognized in net periodic postretirement benefit cost, consisted of:

	Pension Benefits		Other Benefits
Millions of Dollars	2019	2018	2019	2018
Net actuarial (gain) loss	$381	332	(18)	(13)
Prior service cost	1	2	—	—
Total recognized	$382	334	(18)	(13)

The weighted average amortization for the unrecognized prior service cost at December 31, 2019 for the pension and other postretirement benefits plans was approximately 2 years. Unrecognized net actuarial losses at December 31, 2019 related to CPChem's pension and other postretirement benefits plans are each being amortized on a straight-line basis over approximately 11 years.

The accumulated benefit obligation for all pension plans was $1.275 billion at December 31, 2019 and $1.069 billion at December 31, 2018. Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31 was as follows:

Millions of Dollars	2019	2018
Accumulated benefit obligation	$1,265	1,069
Fair value of plan assets	1,151	947

Weighted average rate assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Benefits
	2019	2018	2019	2018
Discount rate	3.46%	4.36	2.92	4.01
Interest crediting rate	5.08	5.32	—	—
Rate of increase in compensation levels	4.16	4.18	—	—

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

The components of net periodic benefit cost and amounts recognized in Other Comprehensive Income (Loss) in the Consolidated Statement of Comprehensive Income for 2019, 2018 and 2017 were as follows:

	Pension Benefits			Other Benefits
Millions of Dollars	2019	2018	2017	2019	2018	2017
Net Periodic benefit cost
Service cost	$62	69	63	4	4	4
Interest cost	49	45	47	5	5	4
Expected return on plan assets	(68)	(64)	(66)	(9)	(9)	(7)
Amortization of prior service cost	—	1	—	—	—	—
Amortization of actuarial (gain) loss	15	26	19	—	(1)	—
Settlements	4	7	3	—	—	—
Total net periodic benefit cost (income)	62	84	66	—	(1)	1
Changes recognized in other comprehensive (income) loss

Net actuarial (gain) loss during period	68	(15)	21	(5)	8	(21)
Amortization of actuarial gain (loss)	(15)	(26)	(19)	—	1	—
Prior service (cost) credit during period	(1)	(2)	1	—	—	(1)
Settlements	(4)	(7)	(3)	—	—	—
Amortization of prior service cost	—	(1)	—	—	—	—
Total changes recognized in other comprehensive (income) loss
	48	(51)	—	(5)	9	(22)
Recognized in net periodic benefit cost and other comprehensive (income) loss
	$110	33	66	(5)	8	(21)

Assumed health care cost trend rates at December 31 were as follows:

	2019	2018
Health care cost trend rate assumed for next year	5%	7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%

Year that the rate reaches the ultimate trend rate	N/A	2024

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Weighted average rate assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

	Pension Benefits			Other Benefits
	2019	2018	2017	2019	2018	2017
Discount rate	4.36%	3.66	4.18	4.01	3.29	3.56
Interest crediting rate	5.32	5.56	5.75	—	—	—
Expected return on plan assets	7.00	7.00	7.00	7.00	7.00	7.00
Rate of increase in compensation levels	4.16	4.18	4.24	—	—	—

The expected returns on plan assets were developed through, among other things, analysis of historical market returns for the plans’ investment classes and current market conditions.

The Company’s investment strategy with respect to pension plan assets is to maintain a diversified portfolio of domestic and international equities, fixed income securities, real estate and cash equivalents. Target asset allocations are chosen by the investment committees for each plan based on analyses of the historical returns and volatilities of various asset classes in comparison with plan-specific projected funding and benefit disbursement requirements. The target asset allocation for all of CPChem’s pension plans, in aggregate, was 55 percent equities, 36 percent fixed income, and 9 percent real estate at December 31, 2019. The Company’s investment committee uses a dynamic de-risking/re-risking program for the Company’s main pension plan. Under this program, the plan’s allocation to fixed income will increase as its funded status improves and decrease if its funded status deteriorates. Rates of return for the investment funds comprising each asset class are monitored quarterly against benchmarks and peer fund results. The diversified portfolios for each pension plan are intended to prevent significant concentrations of risk within plan assets, although plan assets are subject to general market and security-specific risks. The Company expects to fund approximately $95 million to its pension and other postretirement benefits plans in 2020.

Following is a description of the valuation methodologies used for plan assets measured at fair value:

•	Mutual funds are valued using quoted market prices that represent the net asset values of shares held by the plans at year-end.

•	Common collective trusts (CCTs) are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust.

•
Guaranteed investment contracts (GIC) are valued using a discounted cash flow method. The projected cash flow stream related to the holdings at December 31, 2019 through a date corresponding to the projected average estimated duration of the participants’ investments in the contracts is discounted using the equivalent Treasury bond yield adjusted for the credit quality of the GIC issuer.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

The fair values of CPChem’s pension and other postretirement benefit plan assets at December 31, by asset class were as follows:

Pension Plan Assets

	2019				2018
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Mutual funds/CCTs/SAs[2]:
U.S. equities (a)	$222	6	—	228	175	6	—	181
Global equities (b)	53	37	—	90	46	33	—	79
Non U.S. equities (c)	—	294	—	294	—	235	—	235
Real estate (d)	—	132	—	132	—	98	—	98
Fixed income (e)	5	400	—	405	4	337	—	341
Money market (f)	1	—	—	1	3	—	—	3
GIC (g)	—	—	11	11	—	—	10	10
Total	281	869	11	1,161	228	709	10	947

Other Postretirement Plan Assets

	2019				2018
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Mutual funds/CCTs/SAs[2]:
U.S. equities (a)	$38	—	—	38	33	—	—	33
Global equities (b)	4	4	—	8	3	4	—	7
Non U.S. equities (c)	—	31	—	31	—	27	—	27
Real estate (d)	—	14	—	14	—	10	—	10
Fixed income (e)	8	42	—	50	8	39	—	47
Total	$50	91	—	141	44	80	—	124

(a)	This asset class invests the majority of assets in securities of companies in the U.S. stock market (those similar to companies in the Dow Jones Wilshire 5000 Index).

(b)
This asset class invests the majority of assets in securities of both companies in the U.S. stock market and companies based outside the U.S. boundaries (those similar to companies in the MSCI All Country World Index).

(c)	This asset class invests the majority of assets in securities of companies based outside the U.S. (those similar to companies in the MSCI All Country World ex-U.S. Index).

[2] Mutual funds are classified as Level 1 inputs and CCTs and Separate Accounts (SAs) are classified as Level 2 inputs as defined in the fair value hierarchy in ASC 820 (refer to Note 18 for more information).

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

(d)
This asset class invests the majority of assets in real estate assets based inside United States boundaries (those similar to real estate assets in the NCREIF Open End Diversified Core Equity (ODCE) Fund Index).

(e)
This asset class invests in debt investments of all types, with average portfolio durations approximating those of the benchmarks listed below, and allocates across investment-grade, high-yield, and emerging-market debt securities (those similar to investments in the Barclays Capital Long-Term Government/Credit Index, the Barclays Capital U.S. Long Credit Index, and the Barclays Capital Aggregate Bond Index).

(f)	This asset class primarily invests in U.S. government securities with maturities of one year or less.

(g)	A GIC is an agreement between the issuer and the plan, in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer.

It is anticipated that benefit payments, which reflect expected future service, will be paid as follows:

	Pension Benefits	Other Benefits
Millions of Dollars
2020	$129	10
2021	104	11
2022	110	11
2023	109	12
2024	113	13
2025-2029	537	67

Defined Contribution Plans

Defined contribution plans are available for most employees, whereby CPChem matches a percentage of the employee’s contribution. The cost of the plans totaled $39 million in 2019, $37 million in 2018 and $36 million in 2017.

Note 20 - Income Taxes and Distributions

CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxed on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Income Taxes

The components of income tax expense for the years ended December 31 follow:

Millions of Dollars	2019	2018	2017
State - current	$(7)	3	3
State - deferred	10	2	3
Foreign - current	61	58	45
Foreign - deferred	2	5	7
Total income tax expense	$66	68	58

CPChem’s deferred income taxes reflect only the tax effect to the Company of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred income tax liabilities at December 31 follow:

Millions of Dollars	2019	2018
Deferred income tax liabilities
Foreign withholding taxes	$32	30
Property, plant and equipment	40	30
Other	1	1
Total deferred income tax liabilities	$73	61

Because CPChem is a flow-through entity as described above, the Company does not report in its financial statements the deferred income tax effect that flows through to the members. At December 31, 2019, the difference between the carrying amounts of the Company’s assets and liabilities reported on the Consolidated Balance Sheet and the amounts used for federal income tax reporting purposes was $8.073 billion.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

The components of income before taxes for the years ended December 31, with reconciliation between tax at the federal statutory rate and actual income tax expense, follow:

	Millions of Dollars			Percentage of Pre-tax Income
	2019	2018	2017	2019	2018	2017
Domestic	$1,232	1,337	769	67%	63	51
Foreign	594	800	735	33	37	49
Total income before taxes	$1,826	2,137	1,504	100%	100	100

Federal statutory income taxes	$383	449	526	21%	21	35
Income attributable to
partnership not subject to tax	(383)	(449)	(526)	(21)	(21)	(35)
Foreign income taxes	63	63	52	4	3	3
State income taxes	3	5	6	—	—	1
Total income tax expense	$66	68	58	4%	3	4

CPChem’s reported effective tax rate does not correlate to the statutory federal income tax rate because of its status as a partnership for U.S. federal income tax purposes. Further, the Company is not subject to a material amount of entity-level taxation by individual states or foreign taxing authorities. CPChem’s share of equity in income of affiliates, which is primarily from its foreign joint ventures, is reported net of associated foreign income taxes.

CPChem had no material unrecognized tax benefits or any tax reserves for uncertain tax positions at December 31, 2019 or 2018. The Company recognizes interest accrued related to uncertain tax positions and any statutory penalties in income taxes. No material interest or penalties were recognized during the years ended December 31, 2019, 2018 and 2017, and there were no material accruals for the payment of interest or penalties at December 31, 2019 or 2018.

In addition to CPChem’s U.S. federal and state income tax return informational filings as a flow-through entity, CPChem and its subsidiaries file income tax returns and pay taxes in various state and foreign jurisdictions. As of December 31, 2019, the examination of tax returns for certain prior years has not been completed. However, income tax examinations have been finalized in the Company’s major tax jurisdictions as follows through the years noted: Belgium (2015), Singapore (2017), United States – State of Texas (2013). CPChem believes that the outcome of unresolved issues or claims for the years still subject to examination will not be material to consolidated results of operations, financial position or cash flow.

Distributions

CPChem is required to make quarterly distributions to its members in amounts representing their liability for combined federal and state income taxes calculated at specified rates based on CPChem’s estimate of federal taxable income. The Board has the authority to reduce or suspend

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

such distributions to the members as it deems appropriate. Tax distributions paid to members totaled $88 million in 2019, $4 million in 2018 and $57 million in 2017. Tax distributions of $36 million were accrued at December 31, 2019 and no tax distributions were accrued at December 31, 2018.

Discretionary distributions may also be paid periodically to the members at the election of the Board, depending upon the Company’s operating results and capital requirements. Discretionary distributions paid to members totaled $1.575 billion in 2019, $2.050 billion in 2018, and $0.600 billion in 2017. There were no discretionary distributions accrued at December 31, 2019 or 2018.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 21 - Financial Information of Chevron Phillips Chemical Company LP

Chevron Phillips Chemical Company LP is CPChem’s wholly owned, primary U.S. operating subsidiary. Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP are joint and several obligors on the senior unsecured notes and the revolving credit facilities discussed in Note 14. The following financial information is presented for the benefit of the creditors of Chevron Phillips Chemical Company LP.

Chevron Phillips Chemical Company LP
Consolidated Statement of Income

	Years ended December 31
Millions of Dollars	2019	2018	2017
Revenues and Other Income
Sales and other operating revenues	$8,018	10,024	7,829
Equity in income of affiliates	91	125	92
Other income (loss)	4	5	(2)
Total Revenues and Other Income	8,113	10,154	7,919
Costs and Expenses
Cost of goods sold	5,958	7,909	6,316
Selling, general and administrative	797	769	700
Research and development	58	59	58
Total Costs and Expenses	6,813	8,737	7,074
Income Before Interest and Taxes	1,300	1,417	845
Interest income	4	9	7
Interest expense	—	—	1
Income Before Taxes	1,304	1,426	851
Income tax expense	9	9	10
Net Income	$1,295	1,417	841

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 21 - Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Balance Sheet

	At December 31
Millions of Dollars	2019	2018
ASSETS
Cash and cash equivalents	$90	156
Accounts receivable, net	1,108	1,431
Inventories	1,033	1,116
Prepaid expenses and other current assets	33	48
Total Current Assets	2,264	2,751
Property, plant and equipment, net	10,269	10,109
Right-of-use (ROU) lease assets, net	274	—
Investments in and advances to affiliates	226	245
Other assets and deferred charges	158	114
Total Assets	$13,191	13,219
LIABILITIES AND MEMBERS' EQUITY
Accounts payable	$726	801
Other current liabilities and deferred credits	329	308
Total Current Liabilities	1,055	1,109
Employee benefit obligations	352	320
Lease liabilities	225	—
Other liabilities and deferred credits	104	91
Total Liabilities	1,736	1,520
Members' capital	11,805	12,005
Accumulated other comprehensive loss	(350)	(306)
Total Members' Equity	11,455	11,699
Total Liabilities and Members' Equity	$13,191	13,219

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 21 - Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Statement of Cash Flows

	Years ended December 31
Millions of Dollars	2019	2018	2017
Operating Activities
Net Income	$1,295	1,417	841
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation, amortization and retirements	558	578	334
Lower-of-cost-or-market write-down	130	—	—
Asset impairments	—	—	62
Distributions greater (less) than income from equity affiliates	19	(7)	28
Net (increase) decrease in operating working capital	252	(770)	(361)
Benefit plan contributions	(96)	(91)	(6)
Employee benefit obligations	71	72	64
Other	(41)	18	9
Net Cash Provided by Operating Activities	2,188	1,217	971
Investing Activities
Capital expenditures	(672)	(646)	(1,476)
Purchase of intangible assets	(50)	(3)	—
Proceeds from sale of assets	1	20	24
Net Cash Used in Investing Activities	(721)	(629)	(1,452)
Financing Activities
Net (distributions to) contributions from members	(1,533)	(951)	578
Net Cash (Used in) Provided by Financing Activities	(1,533)	(951)	578
Net Change in Cash and Cash Equivalents	(66)	(363)	97
Cash and Cash Equivalents at Beginning of Period	156	519	422
Cash and Cash Equivalents at End of Period	$90	156	519

Supplemental Disclosures of Cash Flow Information
(Increase) decrease in accounts receivable, net - trade and affiliates	$320	(503)	(103)
Increase in inventories	(47)	(141)	(152)
(Increase) decrease in prepaid expenses and other current assets	15	(14)	(9)
Decrease in accounts payable - trade and affiliates	(68)	(158)	(117)
Increase (decrease) in accrued income and other taxes	(10)	19	7
Increase in other current liabilities and deferred credits	42	27	13
Net (increase) decrease in operating working capital	$252	(770)	(361)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2019

Note 22 - Other Financial Information

Other financial information, for the years ended December 31, follows:

Millions of Dollars	2019	2018	2017
Interest cost incurred	$84	81	62
Less capitalized interest	(5)	(19)	(62)
Net interest expense	$79	62	—
Foreign currency transaction loss	$(5)	(2)	(5)

Note 23 - Subsequent Events

Subsequent events have been evaluated through February 18, 2020, the date the financial statements were available to be issued.